InterOil Files Investor Presentation

- Details Board and Management's Success in Pursuing Value-Enhancing Actions for Shareholders

- Highlights Risks in Allowing Mr. Mulacek to Gain Control of the Board

- Urges Shareholders to Vote the WHITE Proxy Now to Vote FOR InterOil's Highly Qualified Director Nominees

SINGAPORE and PORT MORESBY, Papua New Guinea, May 25, 2016 /PRNewswire/ -- InterOil Corporation (NYSE: IOC; POMSoX: IOC) today announced that it has filed an investor presentation on the System for Electronic Document Analysis and Retrieval ("SEDAR") in connection with the Corporation's Annual and Special Meeting of Shareholders (the "Meeting") to be held on June 14, 2016. InterOil shareholders of record at the close of business on April 25, 2016 are entitled to vote at the Meeting. All proxies must be received before 8:00 PM ET on June 10, 2016.

The presentation and other materials regarding the Board of Directors' recommendations for the Meeting are available online at www.interoil.com/agm2016, www.sedar.com and www.sec.gov.

The Board is urging shareholders to protect the value of their investment by voting today on the WHITE proxy as recommended by the Board.

Highlights of the presentation include:

  InterOil's turnaround since Mr. Mulacek's departure is delivering results for shareholders
  InterOil's nominees are highly-qualified and proven leaders, who are engaged and have the collective skills and expertise to drive value
  InterOil's management team is comprised of truly world-class, proven leaders who bring global experience from many of the world's largest energy companies
  Mr. Mulacek's track record of value-destructive actions exposes the fundamental threat that he poses to InterOil should he be allowed to gain control of the InterOil Board
  Mr. Mulacek has put forward an under-qualified, inexperienced slate of nominees who are beholden to Mr. Mulacek
  Mr. Mulacek's resolutions are not in the best interest of InterOil and its shareholders and will result in numerous consequences
  InterOil's transaction with Oil Search will give shareholders the opportunity to realize the benefits of their holdings
  Mr. Mulacek's assertions regarding the proposed transaction with Oil Search are factually incorrect

If you have any questions, require assistance with
voting your WHITE
proxy card or need additional copies of the proxy materials, please contact:

MACKENZIE
PARTNERS, INC.

105 Madison Avenue
New York, NY 10016

iocproxy@mackenziepartners.com

(212) 929-5500 (Call Collect)
Or

TOLL-FREE (800) 322-2885

About InterOil
InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000sqkm. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	United States
Ann Lee Communications Specialist	James Golden/ Aaron Palash Joele Frank, Wilkinson Brimmer Katcher
T: +65 6507 0222 E: ann.lee@interoil.com	T: +1 212 355 4449 E: ioc-jf@joelefrank.com

Forward Looking Statements
This release includes "forward-looking statements". All statements, other than statements of historical facts, included in this release are forward-looking statements. These statements are based on the current belief of InterOil, as well as assumptions made by, and information currently available to InterOil. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the combined company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the InterOil, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include in particular information and statements relating to InterOil's agreement with Oil Search and the ability to realize the anticipated benefits and the other risk factors discussed in InterOil's publicly available filings, including but not limited to those in InterOil's annual report for the year ended December 31, 2015 on Form 40-F and its Annual Information Form for the year ended December 31, 2015. InterOil disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws.